Exhibit 99.2

How EHang Plans to Shape the Future of Urban Air Mobility

GUANGZHOU, China, Nov. 08, 2023 (GLOBE NEWSWIRE) — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading urban air mobility (“UAM”) technology platform company, today invited its founder, chairman and CEO, Mr. Huazhi Hu, to share his thoughts on EHang’s strengths and strategies in pioneering autonomous Electric Vertical Takeoff and Landing (“eVTOL”) aircraft technologies and commercial solutions in the global UAM industry.

Question 1: How does EHang differentiate itself from its global peers?

Mr. Huazhi Hu (“Mr. Hu”): I founded EHang to make safe, autonomous, and eco-friendly air mobility accessible to everyone. Unlike some global eVTOL peers, EHang adopted a different product strategy and did not set out to make piloted aerial vehicles, such as a lighter version of helicopter with human pilots. At EHang, we have taken a unique approach on aircraft design with our EH216-S, which is intentionally smaller in size, optimized for short-to-medium-range flights, and well-suited for urban environments. What’s more, our aircraft offer flexible deployment options due to smaller size, eliminating the necessity for extensive ground infrastructure. The EH216-S is specifically designed to address the requirements of low-altitude short-to-medium-range air transportation needs for the public within urban locations or scenic areas.

Our commitment to simplicity in design is a cornerstone of our safety approach. We believe that a robust multi-rotor design enhances operational safety. Besides, our EH216-S’s safety has been rigorously tested and validated by Type Certificate (“TC”), ensuring that it meets regulatory standards and requirements. Conversely, tilt-rotor designs for larger piloted 5-seated aircraft, developed by most of our peers, introduce additional complexities and potential certification risks, along with challenges related to substantial ground infrastructure, and seat occupancy.

At EHang, we have chosen to embrace autonomous flying, where our EH216-S operates alongside pre-determined flight routes enabled by our command-and-control system platform to ensure safety and efficiency, especially when operating at a large scale. This approach significantly reduces the risks of accidents caused by human errors. We firmly believe that autonomous eVTOLs are the key to bringing air mobility to the public. In fact, our first passenger-carrying model unveiled in January 2016, the EHang 184, was already fully autonomous.

In conclusion, our smaller, adaptable aircraft design, emphasis on safety and design simplicity, commitment to autonomous flying and cluster management, position us as an industry leader, catering to the needs of urban areas and ushering in a new era of UAM.

Question 2: What is EHang’s approach towards R&D?

Mr. Hu: EHang’s R&D efforts are strategic and in line with the Company’s overall business development strategy and have not resulted in excessive expenditures. We highly value the confidence our investors have in us and are committed to not wasting investors’ money on money-pit R&D projects with unpromising commercial prospects. Our commitment to making every penny well spent pushes us to identify and prioritize our eVTOL products and technologies that are critical to our commercial success, while taking full advantages of China’s expansive, cost-efficient supply chain network.

For example, autonomous vehicles are safer and more efficient for urban transportations if we have an intelligent command-and-control center to manage all vehicles. As such, we worked tirelessly to build a team of dedicated and reasonably compensated engineers, who have since accumulated a wealth of experience in designing large-scale command-and-control systems with us. Today, command-and-control technology for autonomous eVTOLs is one of EHang’s leading core technological strengths.

Our R&D approach has delivered excellent results at reasonable costs. As of March 31, 2023, we have built a large UAV-related patent portfolio containing 331 patents issued in China, making EHang a global leader in autonomous eVTOL R&D with a cumulative R&D expenditure of approximately RMB655.1 million since 2017. Moreover, our R&D strategy helped us obtain the world’s first TC for autonomous eVTOL product from the Civil Aviation Administration of China in 2023. Our TC certification is the most powerful proof that our R&D strategy is both sensible and successful.

Going forward, as we are a listed company with better access to capital markets and have obtained TC for EH216-S, we plan to invest in R&D more aggressively and ramp up production to strengthen our technology leadership in the air mobility industry. However, financial prudence will continue to guide our approach to R&D activities as we pursue our long-term growth strategies, no matter what our global peers are doing with their financial and other resources.

Question 3: Can you tell us about EHang’s business plan post-certification and whether you have any comments on the short-seller report published by Hindenburg Research on November 7, 2023?

Mr. Hu: As EHang’s founder, chairman and CEO, I bear the responsibility of helping the public and investors better understand the Company’s mission, technical capabilities, and business plans, as well as prevent them from being misled by rumors and false information in the stock market. However, I genuinely believe that the most effective way to defeat rumors is to deliver excellent operating and financial results and let rumors and misinformation crumble on their own. Therefore, I want to share more with you about the Company’s business plan after obtaining TC.

The Company is currently making steady progress in advancing production certification work for EH216-S. We have witnessed stronger customer demands for our EH216-S after obtaining TC for various use cases in aerial tourism, urban transportation, aerial logistics, emergency services, etc. We are also in contact with some well-known customers, partners, aiming to attract more orders in the near future.

Simultaneously, the Company has been actively expanding our commercial operations for autonomous eVTOLs to diversify our markets and strengthen our order and revenue base. It’s also worth noting that all the aircraft will be subject to operational restrictions at initial stage for safety, akin to other products that have specific usage environment and conditions. Nevertheless, EHang will gradually lift these operational limitations with the ultimate goal to realize broader commercial operation scenarios across urban areas.

As we sell and deliver more eVTOLs per customers’ requests and steadily expand our commercial operations in the future, our cash flow will improve and we are confident that the Company can generate positive cash flow in the next few quarters.

About EHang

EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang has obtained the world’s first type certificate for unmanned eVTOL from the Civil Aviation Administration of China in 2023. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Media Contact: pr@ehang.com

Investor Contact: ir@ehang.com